June 26, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Anne McConnell
Martin James
Re:    The Hain Celestial Group, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2023
Filed August 24, 2023
File No. 000-22818
Dear Ms. McConnell and Mr. James:
The Hain Celestial Group, Inc. (hereinafter referred to as the “Company,” “Hain Celestial” or “we”) submits this letter in response to the comment contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated June 12, 2024, regarding the above referenced filing and has provided the below response. For ease of reference, we have repeated the text of the Staff’s comment prior to our response.

Form 10-K for the Fiscal Year Ended June 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non U.S. GAAP Financial Measures to U.S. GAAP Financial Measures, page 34
Staff Comment
1.We have considered your response to prior comment 1. We believe that decisions about the timing, method, and pricing of dispositions of inventory are normal, recurring activities integral to the management of an ongoing business. Please confirm to us you will no longer exclude inventory write-downs from your non-GAAP financial measures.

Hain Celestial Response
The Company acknowledges the Staff’s comment and confirms that it will no longer exclude inventory write-downs from its non-GAAP financial measures.

* * *
The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions regarding these responses or other issues relating to this correspondence, please contact me at (631) 719-3633 or lee.boyce@hain.com.

Sincerely,

/s/ Lee A. Boyce
Lee A. Boyce Executive Vice President and Chief Financial Officer
cc: Kristy M. Meringolo, Chief Legal and Corporate Affairs Officer
Michael J. Ragusa, Senior Vice President and Chief Accounting Officer